SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Global Traffic Network, Inc.

(Name of Subject Company)

Global Traffic Network, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

37947B 10 3

(CUSIP Number of Class of Securities)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, 6th Floor

New York, New York 10022

(212) 896-1255

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Thomas C. Janson, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Global Traffic Network, Inc. (“Global”) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a direct wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation, which is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 9, 2011, to purchase all of Global’s outstanding Shares for $14.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information To Be Furnished.

Item 8 of the Schedule 14D-9 is hereby revised by amending and restating in its entirety the subsection (10) entitled “Legal Proceedings” on page 45 under “Item 8(c). Additional Information to Be Furnished – Other material information” to read as follows:

“On August 31, 2011, Broadbased Equities, a purported shareholder of Global, filed a complaint captioned Broadbased Equities v. William L. Yde III, et al. on behalf of itself and as a putative class action on behalf of Global’s public shareholders in the Supreme Court of the State of New York, County of New York. The complaint names as defendants the members of the Global board of directors, as well as Global, U.S. Parent, the Purchaser and GTCR LLC. The plaintiff alleges, among other things, that the Global board of directors breached its fiduciary duties of care, loyalty, good faith and fair dealing to shareholders, and that the Global board of directors and Global breached their fiduciary duties to disclose material facts to shareholders, in each case, in connection with the Offer and the Merger. The complaint further claims that GTCR LLC, U.S. Parent and the Purchaser aided and abetted those alleged breaches of fiduciary duties. The complaint seeks (i) injunctive relief, including to enjoin the Offer and the Merger, (ii) a determination that the action is a proper class action and that the plaintiff is a proper class representative, (iii) a declaration that the defendants breached their fiduciary duties to the plaintiff and other shareholders and/or aided and abetted such breaches, (iv) additional disclosures with respect to the Offer and the Merger, (v) compensatory and/or rescissory damages and (vi) an award of attorneys’ and other fees and costs in addition to other unspecified relief. The defendants believe that the allegations in the complaint are without merit and intend to vigorously contest the action. The foregoing summary of the complaint does not purport to be complete and is qualified in its entirety by reference to the complaint, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is hereby amended to add the following exhibit.

Exhibit No.	Document

(a)(5)(F)	Class Action Complaint dated August 31, 2011 (Broadbased Equities v. William L. Yde III, et al.) (incorporated by reference to Exhibit (a)(5)(A) of Amendment No. 2 to the Schedule TO filed by Purchaser and Parent on September 6, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody

Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: September 6, 2011